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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-37329

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Execution Services

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 WALNUT STREET FMC TOWER, LEVEL 8
(No. and Street)

PHILADELPHIA	PA	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LINDA CRANE	212-231-5032	Linda.Crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

One Manhattan West	NYC	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Signature

Principal Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ○ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ○ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ○ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ○ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ○ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ○ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ○ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ○ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ○ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ○ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ○ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements
and Supplemental Information

Nasdaq Execution Services, LLC
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No. 8-37329)

Nasdaq Execution Services, LLC
Financial Statements
and Supplemental Information

Year Ended December 31, 2023

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

March 13, 2024

Nasdaq Execution Services, LLC
Statement of Financial Condition

December 31, 2023

Assets

Cash	$	17,536,606
Deposits with clearing organizations		2,994,471
Receivable from Nasdaq, Inc.		5,325,503
Goodwill		5,569,073
Other assets		275,522
Total assets	$	31,701,175

Liabilities and member's equity

Liabilities:

Accrued clearing, execution, and exchange fees	$	1,536,966
Accounts payable		240,447
Total liabilities		1,777,413
Member's equity		29,923,762
Total liabilities and member's equity	$	31,701,175

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Statement of Income

Year Ended December 31, 2023

Revenues

Transaction fees from affiliates	$	34,240,344
Other income		123,816
Total revenues		34,364,160

Transaction-based expenses

Clearing, execution, and exchange fees	(26,703,578)
Total transaction-based expenses	(26,703,578)

Revenues less transaction-based expenses	7,660,582

Expenses

Intra-group support costs	463,458
Professional services	94,000
Computer operations and data communications	18,000
Regulatory fees	77,662
General and administrative	103,359
Total expenses	756,479

Net income	$	6,904,103

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

Balance at December 31, 2022	$	23,019,659
Net income		6,904,103
Balance at December 31, 2023	$	29,923,762

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Statement of Cash Flows

Year Ended December 31, 2023

Operating activities

Net income	$	6,904,103
Net change in operating assets and liabilities:		
Receivable from Nasdaq, Inc.		2,994,193
Deposits with clearing organizations		(379,746)
Other assets		(492)
Accrued clearing, execution, and exchange fees		(1,419,302)
Accounts payable		162,681
Net cash provided by operating activities		8,261,437
Net increase in cash		8,261,437
Cash at beginning of year		9,275,169
Cash at end of year	$	17,536,606

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Notes to Financial Statements

Year Ended December 31, 2023

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). As of December 31, 2022, the Company was a wholly-owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which was a wholly-owned subsidiary of The Nasdaq Stock Market LLC. On December 22, 2023, Norway Acquisition was merged into EXCH. Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no third-party customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates its business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, NYSE Chicago, Inc., the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., Long-Term Stock Exchange, Inc. MEMX LLC, MIAX PEARL, LLC, and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2023. The Company's cash is held by two financial institutions in interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades to satisfy obligations of the Company and funds held at the Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of DTCC as a member organization as provided in DTCC's rules.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis. Gains are recorded in Other income and losses are recorded in Clearing, execution and exchange fees on the Statement of Income, as the Company views these gains and losses as a component of transaction execution.

For the year ended December 31, 2023, the Company owned no securities and there were no gains or losses recorded.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not have any unsatisfied performance obligations at December 31, 2023.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and revenue is recognized once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company a routing transaction fee for each share and option contract routed through the Company on behalf of the Affiliate Exchanges.

For the year ended December 31, 2023, the Company earned $34.2 million in transaction fees from the Affiliate Exchanges. Revenue is recognized as the performance obligations have been satisfied, and is allocated to the Company through an intercompany charge and is included in Transaction fees from affiliates on the Statement of Income. The fees assessed to the Affiliate Exchanges in 2023 were as follows:

	Transaction fees
EXCH	$ 28,907,978
PHLX	2,169,390
GEMX	385,229
ISEL	1,462,134
BX	1,118,466
MRX	197,147
Total	$ 34,240,344

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support. For the year ended December 31, 2023, included in Intra-group support costs on the Statement of Income are the expenses related to these support services, which were $420,000. The Company was also charged $43,458 by Nasdaq for additional support services under the Intra-group services agreement, which is also recorded within Intra-group support costs on the Statement of Income. This agreement covers additional costs for personnel support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange and are charged to the Company, at cost, through intercompany charges.

The Company routes trades on behalf of the Affiliate Exchanges. For the year ended December 31, 2023, the Company incurred expenses of $4.5 million related to the routing of equity and options securities between the Affiliated Exchanges. These amounts are included in Clearing, execution and exchange fees on the Statement of Income.

At December 31, 2023, $5.3 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2023, the Company received $15,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of

minimum net capital. The Company computes its net capital requirements under the alternate standard provided by SEC Rule 15c3-1. At December 31, 2023, the Company had net capital of $18,746,164, which was $18,496,164 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 301 which requires maintenance of net capital equal to $10 million and standard minimum regulatory ratio standards At December 31, 2023, the Company had $8,746,164 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity. Management is not aware of any material adverse effect on the financial position and the results of operations of the Company resulting from these risks.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities, which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 13, 2024, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

Schedule I

Nasdaq Execution Services, LLC

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2023

Member's equity	$ 29,923,762
Non-allowable assets:	
Goodwill	5,569,073
Deposits with clearing organizations	7,500
Receivables from Nasdaq, Inc.	5,325,503
Other assets	275,522
Total non-allowable assets	11,177,598
Net capital	18,746,164
Less minimum capital required of $250,000	250,000
Net capital in excess of minimum requirement	$ 18,496,164

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2023

Schedule II

Nasdaq Execution Services, LLC

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2023

The Company is exempt from the computation of reserve requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III

Nasdaq Execution Services, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2023

The Company is exempt from the possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37329

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Execution Services

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 WALNUT STREET FMC TOWER, LEVEL 8
(No. and Street)

PHILADELPHIA	PA	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LINDA CRANE	212-231-5032	Linda.Crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

One Manhattan West	NYC	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Signature

Principal Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing** contains (check all applicable boxes):
- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2023
With Report of Independent Registered Public Accounting Firm

Nasdaq Execution Services, LLC
Statement of Financial Condition

December 31, 2023

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

March 13, 2024

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	17,536,606
Deposits with clearing organizations		2,994,471
Receivable from Nasdaq, Inc.		5,325,503
Goodwill		5,569,073
Other assets		275,522
Total assets	$	31,701,175

Liabilities and member's equity

Liabilities:

Accrued clearing, execution, and exchange fees	$	1,536,966
Accounts payable		240,447
Total liabilities		1,777,413
Member's equity		29,923,762
Total liabilities and member's equity	$	31,701,175

See accompanying notes to the statement of financial condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). As of December 31, 2022, the Company was a wholly-owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which was a wholly-owned subsidiary of The Nasdaq Stock Market LLC. On December 22, 2023, Norway Acquisition was merged into EXCH. Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no third-party customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates its business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, NYSE Chicago, Inc., the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., Long-Term Stock Exchange, Inc. MEMX LLC, MIAX PEARL, LLC, and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2023. The Company's cash is held by two financial institutions in interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades to satisfy obligations of the Company and funds held at the Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of DTCC as a member organization as provided in DTCC's rules.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for

impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis. Gains are recorded in Other income and losses are recorded in Clearing, execution and exchange fees on the Statement of Income, as the Company views these gains and losses as a component of transaction execution. For the year ended December 31, 2023, the Company owned no securities and there were no gains or losses recorded.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not have any unsatisfied performance obligations at December 31, 2023.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and revenue is recognized once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company a routing transaction fee for each share and option contract routed through the Company on behalf of the Affiliate Exchanges.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support. This agreement covers additional costs for personnel support.

At December 31, 2023, $5.3 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2023, the Company received $15,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate standard provided by SEC Rule 15c3-1. At December 31, 2023, the Company had net capital of $18,746,164, which was $18,496,164 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 301 which requires maintenance of net capital equal to $10 million and standard minimum regulatory ratio standards At December 31, 2023, the Company had $8,746,164 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity. Management is not aware of any material adverse effect on the financial position and the results of operations of the Company resulting from these risks.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities, which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 13, 2024, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Execution Services, LLC

We have reviewed management's statements, included in the accompanying Nasdaq Execution Services, LLC 15c3-3 Exemption Report, in which Nasdaq Execution Services, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 13, 2024



Nasdaq Execution Services, LLC
15c3-3 Exemption Report

Nasdaq Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Linda Crane
Chief Financial Officer
Nasdaq Execution Services, LLC

___March 13, 2024_____
Date

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Execution Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Nasdaq Execution Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's bank records. No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2023, with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2023. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 13,2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NASDAQ EXECUTION SERVICES LLC	8-37329

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 34,364,160.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 34,364,160.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 19,738,570.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 19,738,570.00



GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 14,625,590.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 21,938.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 10,912.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 10,912.00		
d	Add lines 11a through 11c		$ 10,912.00	
12	**LESSER** of line 10 or 11d.			$ 10,912.00
13 a	Amount from line 8		$ 21,938.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 10,912.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 11,026.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 11,026.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-37329	DEA: FINRA	2023	Dec

MEMBER NAME NASDAQ EXECUTION SERVICES LLC

MAILING ADDRESS ATTN: ACCOUNTS PAYABLE
2626 WALNUT ST FMC TOWER LEVEL 8

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NASDAQ EXECUTION SERVICES LLC	Linda Crane
(Name of SIPC Member)	(Authorized Signatory)
2/29/2024	linda.crane@nasdaq.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.